UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ALARIS MEDICAL SYSTEMS, INC.
(Name of Subject Company)

ALARIS MEDICAL SYSTEMS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

011637 10 5
(CUSIP Number of Class of Securities)

David L. Schlotterbeck
 President and Chief Executive Officer

ALARIS Medical Systems, Inc.
10221 Wateridge Circle
San Diego, California 92121
(858) 458-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with copies to:

Marjorie Sybul Adams, Esq.
Piper Rudnick LLP
1251 Avenue of the Americas
New York, New York 10020
(212) 835-6000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

             ALARIS Medical Systems, Inc., a Delaware corporation (“ALARIS” or the “Company”), hereby amends and supplements its statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on May 28, 2004, as amended and supplemented to date, with respect to the tender offer by Blue Merger Corp., a Delaware corporation (“Subcorp”) and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), to purchase all of the outstanding shares of the Common Stock, par value $0.01 per share, of the Company (“Company Common Stock”), at a purchase price of $22.35 per share (the “Offer Price”), net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the “Offer”).

Item 9. Exhibits.

The following Exhibits are filed with this Amendment No. 2 to the Statement:

Exhibit No.	Description

(a)(15)	Memo to Employees of ALARIS Medical Systems, Inc. with information on ALARIS stock, dated June 4, 2004.

(a)(16)	Notice to Participants of ALARIS Medical Systems Retirement Investment Plan dated June 1, 2004.

(a)(17)	Tender Offer Instruction Form for Participants of ALARIS Medical Systems Retirement Investment Plan.

(a)(18)	Memo to Participants of ALARIS Medical Systems Retirement Investment Plan, addressing Frequently Asked Questions.

SIGNATURE

             After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 4, 2004	ALARIS MEDICAL SYSTEMS, INC.

By: /s/ DAVID L. SCHLOTTERBECK ———————————————— David L. Schlotterbeck President and Chief Executive Officer